

November 4, 2014

Via E-mail
Ernest Remo
Chief Executive Officer
Integrated Energy Solutions, Inc.
480 Forest Avenue, Suite 1
Locust Valley, New York 11560

> **Re: Integrated Energy Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 10, 2014**
> **Response dated October 27, 2014**
> **File No. 333-155059**

Dear Mr. Remo:

We have limited our review of your filing and related response to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please amend your filing to include the proposed disclosure in response to comment 1 in our letter dated October 23, 2014. In doing so, clarify that, as a voluntary filer, you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, and describe with greater specificity the associated risks related to your voluntary filer status.

2.   Please revise all future periodic reports to include a risk factor that contains the proposed disclosure in response to comment 1 and describes the associated risks related to your voluntary filer status. In addition, please revise the cover page of all future periodic reports to:
- reflect that your common stock is not registered under Section 12(g) of the Exchange Act, and

- indicate by check mark in the applicable box that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

3.   Please describe briefly the transaction in which the securities are to be issued including a statement as to (1) the nature and approximate amount of consideration to be received by you from the conversion of the convertible securities and (2) the approximate amount devoted to each purpose so far as determinable for which the net proceeds are to be used, as required by Item 11(c) of Schedule 14A.

4.   Please provide updated disclosure of the estimated timing of future annual meetings. We note the disclosure regarding a 2013 meeting in the section titled Annual Meetings on page 10 of the definitive proxy statement filed December 11, 2012.

You may contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Scott E. Linsky, Esq.
                Lucosky Brookman LLP